UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

Schedule 13D

Under the Securities Exchange Act of 1934

Galiano Gold Inc.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

04341Y105

(CUSIP Number)

Taryn L. Leishman

Executive Vice-President: Group General Counsel

Tel: 011-27-11-562-9724

Fax: 011-27-86-720-2704

Taryn.Leishman@goldfields.com

150 Helen Road

Sandown, Sandton, 2196

South Africa

with copy to:

Michael Z. Bienenfeld

Linklaters LLP

Tel: 011-44-20-7456-2000

Fax: 011-44-20-7456-2222

One Silk Street

London EC2Y 8HQ

United Kingdom

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,971,657*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,971,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,971,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.77%
14	TYPE OF REPORTING PERSON: CO

*

Consists of 21,971,657 common shares held by Marsh Holdings Inc., which may be deemed beneficially owned by Gold Fields Limited by virtue of Marsh Holdings Inc. being an indirect wholly owned subsidiary of Gold Fields Limited.

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Gold Fields Netherlands Services B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,971,657*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,971,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,971,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.77%
14	TYPE OF REPORTING PERSON: CO

*

Consists of 21,971,657 common shares held by Marsh Holdings Inc., which may be deemed beneficially owned by Gold Fields Netherlands Services B.V. by virtue of Marsh Holdings Inc. being a wholly-owned subsidiary of Gold Fields Netherlands Services B.V.

CUSIP No. 04341Y105

1	NAMES OF REPORTING PERSONS: Marsh Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,971,657
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,971,657

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,971,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.77%
14	TYPE OF REPORTING PERSON: CO

Introductory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D originally filed by the Reporting Persons on March 29, 2018 (the “Schedule 13D”) and relating to the common shares, without par value, of Galiano Gold Inc. (the “Issuer”, formerly Asanko Gold Inc.), a corporation incorporated under the laws of British Colombia, Canada and is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the “Exchange Act”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D. When disclosure made in one Item in the Schedule 13D prior to this Amendment No. 1 was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons purchased the common shares for investment purposes pursuant to a combination agreement dated March 29, 2018 (the “Combination Agreement”), between GF Netherlands, Gold Fields Orogen Holding (BVI) Limited, GF Canco, Asanko Gold Inc., PMI Gold Corporation, Adansi Gold Company (GH) Limited and Asanko Gold Ghana Limited. As part of the Combination Agreement, the Reporting Persons and the Issuer formed of a 50:50 corporate joint venture, which owns a 90% interest in the Asanko Gold Mine and all associated properties in Ghana (the “Mine”), with the Government of Ghana holding a free-carried 10% interest. Under this agreement, the Issuer, as operator, has been responsible for the management of the Asanko Gold Mine.

On March 29, 2022, the Issuer published two announcements containing financial and operating results of the Mine. In light of the material nature of certain information contained in these announcements, the Reporting Persons are considering various actions they may take in connection with their investment in Galiano and the Mine. While the common shares were originally acquired for investment purposes and not with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect, the Reporting Persons are now considering options which could have that effect. The Reporting Persons intend to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, market performance, competitive outlook and other relevant factors. As part of such evaluation, the Reporting Persons have communicated with representatives of the Issuer, and they may continue to seek the view of, hold discussions with and respond to inquiries from, representatives of the Issuer and other persons regarding the Issuer’s affairs and potential transactions. However, depending on the conclusions reached as part of this on-going analysis, there is no guarantee that the Reporting Persons will take any action in relation to the Issuer or the Mine.

Item 7. Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2022

GOLD FIELDS LIMITED

By:	/s/ Chris Griffith
Name: Chris Griffith
Title: Chief Executive Officer

GOLD FIELDS NETHERLANDS SERVICES B.V.

By:	/s/ L.W. Lor
Name: L.W. Lor
Title: Managing Director

MARSH HOLDINGS INC.

By:	/s/ Steven Reid
Name: Steven Reid
Title: Director